Exhibit 99.1

SPI Energy Announces Board Approval to Spin Off Solar Juice Co., Ltd. and Settlement of Solar Juice Australia Lawsuits

SANTA CLARA, CALIFORNIA – October 27, 2020 – SPI Energy Co., Ltd., (NASDAQ: SPI) (the "Company"), a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, today announced its Board of Directors approved the Company’s plan to spin off its Solar Juice Co., Ltd. (“Solar Juice”) subsidiary through an initial public offering. SPI Energy will retain majority ownership of Solar Juice after the spin off.

Mr. Xiaofeng Peng, Chairman & Chief Executive Officer of the Company, commented, "Solar Juice is a leader in Asia Pacific market, and we believe we can unlock greater value of this business through a successful spin off.”

Solar Juice sells Solar PV panels, solar inverters, energy storage, EV charger, and complete solar systems & renewable energy solution for residential and small commercial markets, targeting Asia pacific and American region.

SPI also announced that it has entered a settlement deed with the minority stockholders of Solar Juice Pty Ltd (“Solar Juice Australia”), our 80% owned subsidiary in Australia. As a result of this settlement, the legal proceedings have been dismissed.

As previously disclosed in our Annual Report on Form 20-F, in May 2020, Solar Juice Co. Ltd. (“Solar Juice Co”), a wholly owned subsidiary of the Company, in its capacity as shareholder of Solar Juice Australia together with Mr. Kun Fong Lee and Mr. Jinhan Zhou (who hold shares in Solar Juice as trustee for Solar Juice Co) ("SPI Shareholders") commenced proceedings in the Federal Court of Australia as plaintiffs against its other shareholders and some of its other directors and purported directors and against Solar Juice Australia ("Defendants") in relation to a purported new rights issue undertaken by Solar Juice Australia, the purported removal by those other shareholders of Mr. Kun Fong Lee and Mr. Jinhan Zhou as directors of Solar Juice Australia and the purported appointment of an additional director. As a result of the settlement the Court has made a declaration that the purported rights issue and changes to the directors were invalid, void and of no effect.

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors. The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries and/or industries, such as electric vehicles and charging stations, leveraging the Company’s expertise and growing base of cash flow from solar projects and funding development of projects in agriculture (hemp, alfalfa, etc.) and other markets with significant growth potential.

Contact:
SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

Dave Gentry

RedChipCompanies, Inc.

Phone:(407) 491-4498

dave@redchip.com